UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February 2018

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated February 12, 2018

Item 1

RELEVANT INFORMATION

Bogotá, February 12, 2018. Grupo Aval Acciones y Valores S.A. ("Grupo Aval") informs the following with respect to the investment in Concesionaria Ruta del Sol S.A.S (“CRDS”):

Episol S.A.S. (“Episol”), a wholly-owned subsidiary of Corficolombiana S.A. carried out an impairment analysis regarding its investment in CRDS, a company in which it participates with 33% of its share capital, reflecting an adjustment in December 2017 of COP$140,691 million (approx. USD$47 million). This deterioration in the investment value is in addition to the one effected by Episol in 2016 of COP$ 102,275 million (Approx. USD$34 million). The balance of this investment after the impairment is COP$ 111,783 million (approx. USD$37 million), which is equivalent to the present value of the capital contributions made by Episol in CRDS as of December 2017.

This adjustment represents an impact on Grupo Aval's attributable net income of approximately COP$63,000 million (approx. USD$21 million), reflected in its financial statements as of December 31, 2017.

The matters referring to the request for the declaration of Ruta del Sol Sector 2 Contract ("Concession Agreement") as null and void, the mutual claims of the parties, the termination and liquidation agreement executed on February 2017, the liquidation value of the works and the amounts to be recognized are all subject to an Arbitration Tribunal that will resolve the differences between CRDS and the National Infrastructure Agency (“ANI”).

Although no award has been issued and the date on which it will be issued is uncertain, Episol considered it was appropriate to make the mentioned impairment on the value of its investment. Notwithstanding the foregoing, Episol will continue to defend its legitimate rights and interests in the arbitration proceeding, and in any other forum.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2018

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel